Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended December 31, 2017 and 2016

(RMB and US$ amounts expressed in thousands, except per share data)

	December 31, 2017		December 31, 2016
	RMB '000	US$ '000	RMB '000	US$ '000
Revenue	3,780,812	578,619	3,735,859	571,739
Cost of goods sold	(2,700,322)	(413,260)	(2,717,159)	(415,837)
Gross profit	1,080,490	165,359	1,018,700	155,902
Other operating income, net	485,797	74,347	43,605	6,673
Research and development costs	(230,984)	(35,350)	(187,345)	(28,671)
Selling, general and administrative costs	(590,020)	(90,297)	(495,650)	(75,855)
Operating profit	745,283	114,059	379,310	58,049
Finance costs	(24,521)	(3,753)	(11,298)	(1,729)
Share of (loss) / profit of associates	(77)	(12)	445	68
Share of (loss) / profit of joint ventures	(655)	(100)	1,788	274
Profit before tax	720,030	110,194	370,245	56,662
Income tax expense	(54,148)	(8,287)	(51,433)	(7,871)
Profit for the period	665,882	101,907	318,812	48,791
Attributable to:
Equity holders of the parent	407,855	62,420	226,029	34,592
Non-controlling interests	258,027	39,487	92,783	14,199
	665,882	101,907	318,812	48,791
Net earnings per common share
- Basic	9.99	1.53	5.55	0.85
- Diluted	9.97	1.53	5.55	0.85
Unit sales	73,610		75,849

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2017 and 2016

(RMB and US$ amounts expressed in thousands, except per share data)

	December 31, 2017		December 31, 2016
	RMB '000	US$ '000	RMB '000	US$ '000
Revenue	16,222,442	2,482,697	13,664,840	2,091,280
Cost of goods sold	(12,707,419)	(1,944,755)	(10,700,655)	(1,637,638)
Gross profit	3,515,023	537,942	2,964,185	453,642
Other operating income, net	624,633	95,595	95,355	14,593
Research and development costs	(608,181)	(93,077)	(588,007)	(89,989)
Selling, general and administrative costs	(1,815,853)	(277,900)	(1,504,360)	(230,229)
Operating profit	1,715,622	262,560	967,173	148,017
Finance costs	(100,439)	(15,371)	(79,683)	(12,195)
Share of (loss) / profit of associates	(28)	(4)	456	70
Share of profit / (loss) of joint ventures	10,082	1,543	(4,068)	(623)
Profit before tax	1,625,237	248,728	883,878	135,269
Income tax expense	(220,167)	(33,695)	(160,270)	(24,528)
Profit for the year	1,405,070	215,033	723,608	110,741
Attributable to:
Equity holders of the parent	953,922	145,989	515,737	78,929
Non-controlling interests	451,148	69,044	207,871	31,812
	1,405,070	215,033	723,608	110,741
Net earnings per common share
- Basic	23.40	3.58	12.89	1.97
- Diluted	23.40	3.58	12.89	1.97
Unit sales	367,097		320,424

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the years ended December 31, 2017 and 2016

(RMB and US$ amounts expressed in thousands)

	As of December 31, 2017		As of December 31, 2016 (Audited)
	RMB '000	US$ '000	RMB '000

Cash and bank balances	6,029,207	922,715	4,052,957
Trade and bills receivables	7,031,544	1,076,114	7,057,256
Inventories	2,572,745	393,735	1,663,879
Trade and bills payables	5,177,123	792,312	4,672,750
Short-term and long-term interest-bearing loans and borrowings	1,626,341	248,897	910,406
Equity attributable to equity holders of the parent	8,347,563	1,277,519	7,683,834

Non-IFRS Financial Measures

This press release makes reference to certain non-IFRS measures. Management uses these non-IFRS financial measures for purposes of comparison to prior periods and development of future projections and earnings growth prospects. This information is also used by management to measure the profitability of ongoing operations and in analyzing the Company’s business performance and trends. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

Non-IFRS Financial Measures

To supplement our consolidated financial statements, we provide the following additional information on the adjustments:

UNAUDITED Reconciliation of adjusted net profit for the quarters ended December 31, 2017 and 2016

(RMB and US$ amounts expressed in thousands, except per share data)

	Quarter Ended December 31, 2017		Quarter Ended December 31, 2016
	RMB '000	US$ '000	RMB '000	US$ '000
Net profit	665,882	101,907	318,812	48,791
Adjustments to net profit:
Completion of the engineering design services of YC6K	(115,235)	(17,636)	–	–
Sales of hotel assets	(324,092)	(49,599)	–	–
Staff Severance cost	31,485	4,818	1,755	269
Impairment charge on intellectual property	40,000	6,122	–	–
Related income tax effects	21,271	3,255	(263)	(40)
Adjusted net profit	319,311	48,867	320,304	49,020
Adjusted net profit attributable to:
Equity holders of the parent	228,081	34,905	227,169	34,766
Non-controlling interests	91,230	13,962	93,135	14,254
	319,311	48,867	320,304	49,020
Net earnings per common share
- Basic	9.99	1.53	5.55	0.85
- Diluted	9.97	1.53	5.55	0.85
Net earnings per common share adjustment due to one-time and extraordinary events
- Basic	(4.40)	(0.68)	0.03	0.00
- Diluted	(4.39)	(0.68)	0.03	0.00
Adjusted net earnings per common share excluding one-time and extraordinary events
- Basic	5.59	0.85	5.58	0.85
- Diluted	5.58	0.85	5.58	0.85

Non-IFRS Financial Measures

To supplement our consolidated financial statements, we provide the following additional information on the adjustments:

UNAUDITED Reconciliation of adjusted net profit for the years ended December 31, 2017 and 2016

(RMB and US$ amounts expressed in thousands, except per share data)

	Year ended December 31, 2017		Year ended December 31, 2016
	RMB '000	US$ '000	RMB '000	US$ '000
Net profit	1,405,070	215,033	723,608	110,741
Adjustments to net profit:
Completion of the engineering design services of YC6K	(115,235)	(17,636)	–	–
Sales of hotel assets	(324,092)	(49,599)	–	–
Staff severance cost	107,732	16,487	12,864	1,969
Impairment charge on intellectual property	40,000	6,122	–	–
Related income tax effects	9,834	1,505	(1,930)	(295)
Adjusted net profit	1,123,309	171,912	734,542	112,415
Adjusted net profit attributable to:
Equity holders of the parent	823,670	126,055	524,092	80,208
Non-controlling interests	299,639	45,857	210,450	32,207
	1,123,309	171,912	734,542	112,415
Net earnings per common share
- Basic	23.40	3.58	12.89	1.97
- Diluted	23.40	3.58	12.89	1.97
Net earnings per common share adjustment due to one-time and extraordinary events
- Basic	(3.19)	(0.49)	0.21	0.03
- Diluted	(3.19)	(0.49)	0.21	0.03
Adjusted net earnings per common share excluding one-time and extraordinary events
- Basic	20.21	3.09	13.10	2.00
- Diluted	20.21	3.09	13.10	2.00

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